Exhibit 4.53

Summary of the Private Instrument of First Amendment to Commitment to Purchase and Sale of Real Property, entered into on April 8, 2020, in connection with Fazenda Alto Taquari

Parties: Imobiliária Mogno Ltda., as Seller; and Airton Dall’Ago and Geancarlo Dall’Ago, as Buyers.

Purpose: Amend the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on November 1, 2018, in connection with the sale of 102.98 hectares, originated from Fazenda Alto Taquari, in order to formalize the real estate record under record no. 2829 (issued before the Alto Taquari Real Estate Registry Office, in the State of Mato Grosso), pursuant to the Brazilian Civil Code.